INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

May 6, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust –File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the 361 Global Macro Opportunities Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 18, 2013, regarding Post-Effective Amendment No. 400 to the Registrant’s Form N-1A registration statement with respect to the “361 Multi-Strategy Fund” (the “Fund”), a series of the Registrant.  In addition, the Registrant has changed the fund name to “361 Global Macro Opportunities Fund” and made revisions to its principal investment strategies in connection with the name change.  The Registrant notified Ms. Dubey of these changes by telephone on April 23, 2014.

Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 516 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses Table

1.
Add the parenthetical statement “(as a percentage of offering price)” after “Maximum sales charge (load)” and “(as a percentage of the lower of the net asset value purchased on redemption)” after “Maximum deferred sales charge (load)”.

Response:  The Registrant has made the requested revision.

2.
Given the parenthetical statement “(annual maintenance and full redemption requests)” after Retirement account fee, explain or clarify if this is a redemption fee.  A fund may not charge redemption fees exceeding 2% under Rule 22c-2.

Response:  The Registrant represents that the “Retirement account fee” is an annual account maintenance fee, not a redemption fee.  The parenthetical statement has been revised to “(annual maintenance fee)”.

3.	Revise the caption “Distribution and/or service (12b-1) fees” to either “and” or “or” but not both.

Response:  The Registrant has revised the description to “Distribution and service (12b-1) fees”.

4.	Remove the footnote “2” reference from “Total annual fund operating expenses” and the “Fee waiver and/or expense reimbursement” captions

Response:  The Registrant has made the requested revision.

5.	Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in the footnote to the Fees and Expenses Table.

Response: The Registrant has included a copy of the amended Appendix to the fee waiver agreement as an Exhibit to the Amendment.

Principal Investment Strategies

6.
Please explain how the Fund’s strategy intends to achieve its stated investment objective of “capital appreciation with low volatility and low correlation to the broad and domestic and foreign equity markets.”

Response:  The Registrant has revised its investment objective to “long-term positive absolute return” in connection with the Fund’s revised principal investment strategies.

7.	Add disclosure to describe or identify the “multi” strategies to be employed by the Fund.

Response:  The Registrant believes this comment is no longer applicable in light of the revised fund name and principal investment strategies.

8.	In light of references to emerging markets in risk factor entitled “Foreign Investment Risk”, add disclosure that the Fund will invest emerging markets under Principal Investment Strategies.

Response:  The Registrant has added disclosure to indicate that the Fund may invest in emerging markets.

9.	Disclose the Fund’s expected maximum exposure on short positions. In addition, describe how the Fund’s advisor will employ its long/short strategy.

Response:  The Registrant has added the below disclosures:

“The Advisor utilizes proprietary quantitative models to manage the Fund’s “directional” strategies.  These strategies attempt to identify the optimum time and direction for establishing long or short positions in Fund investments…The Advisor anticipates that, in general, the Fund will be less than 100% long or short on a net basis, although exposures greater than 100% may be taken from time to time.”

10.
The second sentence in the second paragraph of this section defines ETFs as “investment companies that invest in portfolios of securities designed to track particular market segments or indices …”, please confirm in the response letter if the Fund will only invest in the type of ETFs described or revise the statement.

Response:  The Registrant has removed the statement.

11.	Disclose the Fund’s credit and maturity policies with respect to fixed income securities of ETFs and ETNs and any relevant risks.

Response:  The Registrant has added disclosure to indicate that “The Fund’s investment in or exposure to fixed income securities may be of any maturity and credit quality, including securities rated below investment grade (commonly referred to as “junk” bonds).”

12.
The first sentence of the third paragraph of this section states that the Fund may invest ETFs “for temporary defensive purposes”.  Please remove the reference of “temporary defensive” investments from the Summary Section of the Prospectus and add ETFs to the temporary investments section on page 7.

Response:  The Registrant confirms that the Fund does not intend to hold ETFs for temporary defensive purposes and has removed the “temporary defensive purposes” reference.

13.
Please acknowledge that the Fund has considered the staff’s letter to the Investment Company Institute dated July 30, 2010 regarding derivatives-related disclosures by investment companies (the “ICI Derivatives Letter”).

Response:  The Fund has considered the ICI Derivatives Letter in connection with preparing its derivatives-related disclosures in the Amendment.

14.	Please explain in the response letter how derivatives are valued for purposes of calculating the advisory fee.

Response:  The Registrant confirms that the Fund will not use the notional value of derivatives in calculating advisory fees payable to the Funds’ advisor.

Principal Risks of Investing

15.	Add mid-cap company risk.

Response:  The Registrant has added mid-cap companies risk under “Small-Cap and Mid-Cap company risk.”

16.	Consider adding fixed income securities risk in light of the Fund’s investment in ETFs that invests in fixed income securities and ETNs.

Response:  The Registrant has added “fixed income securities risk” and “credit risk”.

Class A shares

17.	Add disclosure to describe how the 1% CDSC on Class A shares are calculated. See Instruction 3 to Item 12(a)(1) of Form N-1A.

Response:  The Registrant has added the requested disclosure.

Share Price

18.	The second paragraph states that “The Funds” NAV are typically calculated as of the close of regular trading…” Please delete the term “typically”.

Response:  The Registrant has deleted the term “typically” as requested.

STATEMENT OF ADDITIONAL INFORMATION

Other Pooled Investment Vehicles

19.	Please explain in the response letter the percentage that the Fund expects to invest in “other pooled investment vehicles.”

Response:  The Registrant has obtained confirmation from the Fund’s advisor that it does not intend to invest in these types of vehicles.

Swap Agreements

20.	Please add disclosure that the Fund will segregate assets using the notional value when the Fund is a seller of credit default swaps.

Response:  The Registrant has made the requested revision.

Compensation of Portfolio Managers

21.	Replace the phrase “firm” with “Advisor” in the second sentence of this section.

Response:  The Registrant has made the requested revision.

Rule 12b-1 Plan

22.	Disclose the types of activities for which payments are made under the 12b-1 Plan and whether the 12b-1 Plan reimburses or compensates the distributor pursuant to Item 19(g)(1) and (2) of Form N-1A.

Response:  The Registrant has made the requested revision.

Portfolio Holdings Information

23.
The second sentence of the second paragraph of this section states that Fund management may make publicly available its portfolio holdings by making such information available to any person who calls the Fund’s toll-free number no earlier than five days after the date of such information.  The next sentence states that once available in this manner, such portfolio holdings information will be deemed to be public.  Please explain to us why it is appropriate to disclose portfolio holdings information in this manner and to then deem such information public.  Also, please disclose how the Fund will deem such information to be public (e.g., the information will be posted immediately on the Fund’s website).

Response:  The Registrant has revised the disclosure to state that “Management of the Trust may make information regarding the Fund’s portfolio holdings on the Fund’s public website no earlier than five days after the date of such information (e.g. information as of January 31 may be made available no earlier than February 5).”

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer